EXHIBIT (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated December 16, 2011, and the related Letter of Transmittal, and any amendments or supplements thereto. None of SAP AG, SAP America or the Purchaser (each, as defined below) is aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If SAP AG, SAP America or the Purchaser becomes aware of any valid statute prohibiting the making of the Offer or the acceptance of the Shares, SAP AG, SAP America and the Purchaser will make a good faith effort to comply with that statute. If, after a good faith effort, SAP AG, SAP America and the Purchaser cannot comply with the statute, the Purchaser will not make the Offer to, nor will the Purchaser accept tenders from or on behalf of, stockholders of SuccessFactors (as defined below) in that jurisdiction. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares Of Common Stock

Of

SuccessFactors, Inc.

at

$40.00 Per Share

Pursuant to the Offer to Purchase

Dated December 16, 2011

by

Saturn Expansion Corporation

a wholly-owned subsidiary of

SAP America, Inc.

an indirectly wholly-owned subsidiary of

SAP AG

Saturn Expansion Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of SAP America, Inc., a Delaware corporation (“SAP America”) and indirectly wholly-owned subsidiary of SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP AG”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of SuccessFactors, Inc., a Delaware corporation

(“SuccessFactors”), at a price of $40.00 per Share (the “Offer Price”), net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 16, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC, which is acting as the depositary in connection with the Offer (the “Depositary”), will not be charged brokerage fees or commissions or, except as provided in the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any such fees or commissions.

SAP AG, SAP America or the Purchaser will pay all charges and expenses of the Depositary, J.P. Morgan Securities LLC, which is acting as dealer manager for the Offer (the “Dealer Manager”), and Georgeson Inc., which is acting as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. The Purchaser is offering to purchase all the Shares as a first step in acquiring the entire equity interest in SuccessFactors. Following completion of the Offer, the Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, JANUARY 18, 2012, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of December 3, 2011 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among SAP America, the Purchaser and SuccessFactors. The Merger Agreement provides, among other things, that, following the completion of the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the Delaware General Corporation Law (“DGCL”), the Purchaser will merge with and into SuccessFactors (the “Merger”), with SuccessFactors continuing as the surviving corporation and a wholly-owned subsidiary of SAP America. Pursuant to the Merger Agreement, at the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares that are held by SuccessFactors, SAP America or any of their wholly owned subsidiaries or Shares held by stockholders who properly exercise appraisal rights) will, by virtue of the Merger and without any action on the part of SAP AG, SAP America, the Purchaser, SuccessFactors or the holders of the Shares, be converted into the right to receive the Offer Price, net to the holder thereof in cash, without interest and less any required withholding of taxes. SAP AG has agreed to absolutely, irrevocably and unconditionally guarantee the obligations of SAP America and the Purchaser under the Merger Agreement. The Merger Agreement is more fully described in Section 11(b)—“The Merger Agreement” of the Offer to Purchase.

The Offer is conditioned upon there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares, that, considered together with the Shares, if any, directly or indirectly owned by SAP America or the Purchaser represents (a) at least a majority of the Shares then outstanding (determined on a Fully Diluted Basis, as defined below) and (b) no less than a majority of the voting power of the shares of capital stock of SuccessFactors then outstanding (determined on a Fully Diluted Basis) and entitled to vote upon the adoption of the Merger Agreement on the date Shares are accepted for payment. The Offer is also subject to the satisfaction of additional conditions set forth in the Offer to Purchase including, but not limited to, (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the receipt of any approval required by and/or the expiration of each mandatory waiting period under the antitrust, competition or similar laws of the Federal Republic of Germany, the Republic of Austria, Ireland and the Republic of Colombia, (iii) the clearance of the European Commission, if the transactions contemplated by the Merger Agreement are referred to the European

Commission pursuant to Article 22 of the EC Merger Regulation ((i) through (iii) collectively, the “Antitrust Condition”), and (iv) the receipt of notice from the Committee on Foreign Investment in the United States that it has concluded its review of the transactions contemplated by the Merger Agreement and has determined not to conduct an investigation, or if an investigation is deemed to be required, notification that the U.S. government will not take action to suspend or prevent the consummation of the transactions contemplated by the Merger Agreement (the “CFIUS Approval”). See Section 14—“Conditions of the Offer” of the Offer to Purchase. There is no financing condition to the Offer. “Fully Diluted Basis” means, as of any date, the number of Shares outstanding, plus the number of Shares SuccessFactors is then required or may be required to issue pursuant to options, rights or other obligations outstanding at such date under any employee stock option or other benefits plans, warrants, options or other securities convertible or exchangeable into or exercisable for Shares or otherwise, including pursuant to SuccessFactors’ stock option plans (assuming all options and other rights to acquire or obligations to issue such Shares are fully vested and exercisable and all Shares issuable at any time have been issued), but, in each case, excluding for this purpose (a) stock options to be canceled in accordance with the Merger Agreement as of the time the Purchaser accepts for payment Shares tendered pursuant to the Offer and (b) any Shares issuable pursuant to the Top-Up Option (as defined below).

After due consideration, the SuccessFactors board of directors has unanimously (i) determined and declared that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of, SuccessFactors and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) recommended that SuccessFactors’ stockholders accept the Offer, tender their Shares to the Purchaser in the Offer, and, to the extent stockholder approval is required under applicable law, adopt the Merger Agreement.

The purpose of the Offer is to acquire control of, and the entire equity interest in, SuccessFactors. Appraisal rights are not available during the time the Offer remains open, and stockholders of SuccessFactors who tender Shares in the Offer will not have appraisal rights in connection with the Merger. If the Merger is consummated, a holder of Shares at the effective time of the Merger who has neither voted in favor of the adoption of the Merger Agreement nor consented to the Merger in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive an appraisal by the Delaware Court of Chancery of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder.

Pursuant to the terms of the Merger Agreement, SuccessFactors has granted to the Purchaser an option (the “Top-Up Option”), exercisable in whole but not in part, to purchase, at a price per Share equal to the Offer Price, an aggregate number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by SAP America, the Purchaser or any of SAP America’s wholly-owned subsidiaries at the time of exercise of the Top-Up Option will constitute one Share more than 90% of the outstanding Shares (determined on a Fully Diluted Basis); provided, that the Top-Up Option may not exceed the number of Shares then authorized and unissued and not reserved for issuance under the SuccessFactors benefit plans as of December 3, 2011 (including as authorized and unissued Shares any treasury Shares) (collectively, “Available Shares”) and will not be exercisable if immediately after exercise and issuance of all Available Shares pursuant to the Top-Up Option, Purchaser would not hold of record at least 90% of the outstanding Shares (assuming the issuance of the Shares in respect of the Top-Up Option). The Top-Up Option may be exercised only on one occasion. The Purchaser may exercise the Top-Up Option at any time after the Purchaser has accepted for payment all Shares validly tendered in the Offer and not properly withdrawn. The Top-Up Option is intended to expedite the timing of the completion of the Merger by effecting the Merger pursuant to Delaware’s “short form” merger statute. Following the Offer, if, assuming the exercise of the Top-Up Option, the Purchaser would not own at least 90% of the outstanding Shares, a

SuccessFactors stockholder vote is required to consummate the Merger. In such case, the approval of the Merger at a meeting of SuccessFactors’ stockholders would be assured because of the Purchaser’s ownership of at least a majority of the Shares (calculated on a Fully Diluted Basis in accordance with the Merger Agreement) following completion of the Offer.

Upon the terms and subject to the conditions of the Merger Agreement, in the event that SAP America and the Purchaser acquire, in the aggregate, at least 90% of the then-outstanding Shares pursuant to the Offer, the parties have agreed to take all reasonably necessary and appropriate action to cause the Merger to become effective as promptly as practicable without a meeting of the stockholders of SuccessFactors in accordance with Section 253 of the DGCL.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate consideration for the Shares with the Depositary, which will act as agent for the purpose of receiving payments from the Purchaser and transmitting such payments to stockholders of SuccessFactors whose Shares have been accepted for payment.

Under no circumstances will the Purchaser pay interest on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, the Purchaser will pay for Shares purchased pursuant to the Offer only after timely receipt by the Depositary of: (a) Certificates or timely confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase; (b) a Letter of Transmittal (or facsimile thereof, which is permitted solely in the case of book-entry transfer), duly executed and in proper form with respect to such Certificates, with any required signature guarantees or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer; and (c) any other documents required by the Letter of Transmittal.

The Merger Agreement provides that, unless the Merger Agreement is terminated, the Purchaser will extend the Offer for successive periods of up to 20 business days (and in increments of at least five business days) each if, at the then-scheduled expiration date of the Offer, any of the conditions to the Offer set forth in Section 14—“Conditions of the Offer” of the Offer to Purchase have not been satisfied or, to the extent permitted, waived by SAP America or the Purchaser. The Merger Agreement also provides that the Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer. To the extent requested in writing by SuccessFactors prior to any then-scheduled expiration date of the Offer, the Purchaser will if the Antitrust Condition has not been satisfied or the CFIUS Approval has not been obtained on such then-scheduled expiration date of the Offer (and have not been waived by the Purchaser), and provided that it is reasonably expected that the Antitrust Condition will be satisfied and/or the CFIUS Approval will be obtained, as applicable, on or prior to March 31, 2012 (unless extended pursuant to the terms of the Merger Agreement), extend the Offer on one or more occasions, in consecutive increments of up to 10 business days (and at least 5 business days) until such time as the Antitrust Condition is satisfied and/or the CFIUS Approval has been obtained, as applicable.

If, at the expiration of the Offer, all of the conditions to the Offer have been satisfied or waived, the Purchaser will accept for payment and promptly pay for Shares tendered and not properly withdrawn in the Offer. Following the Purchaser’s acceptance and payment for Shares tendered in the Offer, the Purchaser may, in order to enable it to acquire 90% of the Shares then outstanding, provide for a subsequent offering period (and one or more extensions thereof) of three to 20 business days as provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), during which stockholders of SuccessFactors may tender, but not withdraw, their shares and receive the Offer Price. The Purchaser is not required to provide for a subsequent offering period.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer (including any extension of such time). Thereafter, tenders of Shares are irrevocable. If not accepted for payment as provided in the Offer to Purchase prior to February 13, 2012, such Shares may also be withdrawn at any time after February 13, 2012.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses or fax numbers set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares as shown on the Certificate, if different from that of the person who tendered such Shares. If certificates for the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the DTC to be credited with the withdrawn Shares.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion. None of SAP AG, SAP America, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Dealer Manager, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be considered not to have been validly tendered for purposes of the Offer, but withdrawn Shares may be tendered again at any time prior to the expiration of the Offer or during a subsequent offering period by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

SuccessFactors has provided the Purchaser with SuccessFactors’ stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed by the Purchaser to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a SuccessFactors stockholder that sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such stockholder’s tax basis in the Shares sold or exchanged. A summary of the material U.S. federal income tax consequences of the Offer and the Merger is included in Section 5—“Material United States Federal Income Tax Consequences” of the Offer to Purchase. SuccessFactors’ stockholders should consult their tax advisors about the tax consequences (including the application and effect of any state, local or foreign income and other tax laws) of participating in the Offer and the Merger in light of their particular circumstances.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Any questions and requests for assistance may be directed to the Information Agent or the Dealer Manager as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at SAP America’s expense. SAP AG, SAP America and the Purchaser will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Dealer Manager for the Offer is:	The Information Agent for the Offer is:

J.P. Morgan Securities LLC 383 Madison Avenue, 5th Floor New York, New York 10179 Call Toll-Free (877) 371-5947	199 Water Street – 26th Floor New York, NY 10038 Banks and Brokers Call: (212) 440-9800 Call Toll-Free: (877) 507-1756 Email: successfactors@georgeson.com

December 16, 2011